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                                  EXHIBIT 99.10

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PROSPECTUS SUPPLEMENT DATED JULY 16, 2007
SUPPLEMENTS FSB COMMUNITY BANKSHARES, INC. PROSPECTUS
DATED MAY 14, 2007, AS SUPPLEMENTED ON JUNE 20, 2007



                         FSB Community Bankshares, Inc.

                    Holding Company for Fairport Savings Bank

     This supplements the prospectus of FSB Community Bankshares, Inc. dated May 14, 2007. This prospectus supplement should be read together with the prospectus supplement dated June 20, 2007 and the prospectus.

     We are increasing the number of shares that you may purchase in all categories of the offering combined.

     o The individual purchase limitation of 40,000 shares ($400,000) has been increased to up to 5% of the shares of Common Stock sold in the Offering (41,947 shares at the minimum of the offering range).

     o The purchase limitation for persons and their associates, or with persons acting in concert, has been increased from 40,000 shares ($400,000) to up to 5% of the shares of Common Stock sold in the Offering (41,947 shares at the minimum of the offering range).

     Additionally, pursuant to the regulations of the Office of Thrift Supervision ("OTS"), subject to the approval of the OTS, the individual and group purchase limitation may be further increased to up to 10% of the shares of Common Stock sold in the Offering, provided that aggregate amounts of orders that exceed 5% of the total Common Stock sold in the Offering do not exceed 10% of the total Common Stock sold in the Offering.

     If you previously have submitted an order in the subscription or community offering for 40,000 shares, you may increase your order by submitting an additional stock order form with full payment for the additional shares ordered. If you wish to increase your order, we must receive your completed stock order form, with full payment or direct deposit account withdrawal authorization. We have not set an expiration date for the community offering, and we may terminate the community offering at any time upon reaching the minimum of the offering range. Therefore, interested persons should request offering materials and return stock order forms promptly. Once submitted, orders are irrevocable unless the Offering is terminated or extended beyond August 13, 2007. If the Offering is extended beyond August 13, 2007, subscribers will have the right to modify or rescind their purchase orders.

     We have the right to accept or reject, in our sole discretion, any orders received in the community offering.

     These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     None of the Securities and Exchange Commission, the Office of Thrift Supervision or any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

                          ---------------------------
                        Sandler O'Neill + Partners, L.P.
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            The date of this prospectus supplement is July 16, 2007.